UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX / NASDAQ Media release	6 February 2006

PHARMAXIS COMMENCES OPERATIONS IN EUROPE

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that it has appointed Mark Sanders as its European Regional Director, and has established a subsidiary company to serve the European market based in the United Kingdom. This first overseas management appointment is timed to prepare the markets and partnerships necessary for the commercial launch of Pharmaxis’ first product, Aridol, later this year.

In line with Pharmaxis strategy of hiring experienced managers, Mark Sanders has 25 years international experience in managing commercial and business development operations in the respiratory market for pharmaceutical and device companies in Europe. He was most recently Commercial Director at Innovata Biomed Ltd where he was responsible for strategic planning, licensing activity and product launches. Mark is a respected expert in respiratory device development and has consulted to the FDA in this area.

Chief Executive Officer of Pharmaxis, Alan Robertson, said “Our vision is to create a globally integrated pharmaceutical company which takes innovative products from the research bench to the patient. The appointment of Mark Sanders is an important milestone on that path as we prepare to launch Aridol into Europe and commence European pivotal Phase III studies with Bronchitol for cystic fibrosis and bronchiectasis. He brings new specialist skills to the Pharmaxis management team and will make a valuable addition to our operations in Europe.”

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE: Pharmaxis Ltd, Sydney, Australia

CONTACT: Alan Robertson - Pharmaxis Chief Executive Officer Ph: +61 2 9454 7202, Fax +61 2 9451 3622 Website: www.pharmaxis.com.au

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The innovative Aridol lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. Airway changes are simply detected by measuring the air a person can exhale. The smaller the dose required to cause contraction, the more severe the patient’s asthma. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure how severe a patient’s asthma is and the medication and dose required to bring it under control.

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis.

Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively.

Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with cystic fibrosis and bronchiectasis.

Longer term clinical studies involving Bronchitol in cystic fibrosis and bronchiectasis are underway. These studies aim to demonstrate an improvement in lung function and quality of life, and a reduction in infection and physiotherapy needs.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

Page 3 o f 3

ASX/NASDAQ Media release	6 February 2006

PHARMAXIS SIGNS SWISS MARKETING PARTNER FOR ARIDOL

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that a new distribution contract for its product, Aridol™, has been signed. The agreement, with Trimedal AG, covers the distribution and marketing of Aridol, an asthma management tool, in Switzerland and Liechtenstein.

Trimedal AG is a specialist respiratory and allergy pharmaceutical company based in Zurich, Switzerland. It has an extensive network of contacts with pulmonary specialists, allergists and respiratory laboratories that will be critical for the market success of Aridol. The five-year agreement is effective immediately, and builds on Pharmaxis’ earlier clinical and pre-registration activities for Aridol in Switzerland.

Alan Robertson, Pharmaxis chief executive officer said: ‘This is our second marketing and distribution agreement for Aridol, and follows an earlier announcement regarding Scandinavia. Trimedal has valuable experience in the markets where Aridol will be sold and distributes a complementary product range. Their respiratory franchise, market strength and the resources they will commit to Aridol were the prime factors in selecting them as a partner.’

Urs Amstutz, Trimedal Managing Director said: ‘Switzerland is home to one of the research groups which have championed the use of Aridol through multiple clinical studies. Aridol is an exciting innovation in asthma management and the awareness of the product is already high amongst Swiss respiratory specialists. Aridol represents a significant commercial opportunity for Trimedal and we are looking forward to making it a success for both Trimedal and Pharmaxis.’

Pharmaxis lodged its application for regulatory and marketing approval of Aridol with the Swedish Medical Products Agency (MPA) in May 2005, and anticipates registration for Aridol during the first half of 2006. Aridol is designed to identify patients with active airway inflammation such as occurs in asthma, provide information on the severity of their disease, and help monitor the effectiveness of their current treatment. Asthma is a widespread and chronic condition which has a major impact on public health. In Switzerland, 7 per cent of adults and 10 per cent of children (about 1 million) have clinical symptoms of asthma, and the trend is increasing.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE: Pharmaxis Ltd, Sydney, Australia

CONTACT: Alan Robertson - Pharmaxis Chief Executive Officer Ph: +61 2 9454 7202, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Trimedal

Trimedal is a pharmaceutical and device company with specialised products in the field of allergy and respiratory diseases that has traded for 15 years. Located in the neighbourhood of Zurich, its focus is the local Swiss market. Its commitment to innovative products and administrative quality, allied to close relationships with its customers, built up over 15 years have contributed to a leading market position and successful development.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The lung function test, Aridol, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure the severity of a patient’s asthma and the medication and dose required to bring it under control.

Page 2 o f 3

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

Page 3 o f 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	February 6, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer